Exhibit 12.1

	Delta Tucker Holdings, Inc.		Predecessor
	Three Months Ended April 1, 2011	April 1, 2010 (Inception) through December 31, 2010	Fiscal Quarter Ended		Fiscal Year Ended
			April 2, 2010	July 2, 2010	April 2, 2010	April 3, 2009	March 28, 2008	March 30, 2007
Earnings before fixed charge addition	$10,270	$(46,106)	$31,701	$21,728	$122,825	$103,400	$73,412	$48,090
Add:
Fixed charges	33,308	63,989	18,389	16,166	70,183	77,114	73,176	78,733
Amortization of capitalized interest	—	—	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—	—	—	—

Earnings as adjusted	$43,578	$17,882	$50,089	$37,894	$193,007	$180,514	$146,588	$126,823

Fixed charges:
Portion of rents representative of interest factor	9,802	17,144	4,695	3,581	14,533	18,332	18,282	16,765
Interest on indebtedness	23,506	46,845	13,694	12,585	55,650	58,782	54,894	61,968

Fixed charges	33,308	63,989	18,389	16,166	70,183	77,114	73,176	78,733

Equity security unit distributions		—	—	—	—	—	—	—
Combined fixed charges and Income from continuing operations	43,578	17,882	50,089	37,894	193,007	180,514	146,588	126,823
Ratio of earnings to combined fixed charges and preferred stock dividends	1.3	0.3	2.7	2.3	2.8	2.3	2.0	1.6